Contact

www.linkedin.com/in/petershankar
(LinkedIn)

Top Skills

Product Design
Agile Methodologies
Business Analysis

Languages

Swedish

Peter Shankar

Product @ EquityMultiple | Product Coach, Non-Profit Board
Member
New York, New York, United States

Summary

I assemble and lead teams that solve complex capital markets
problems with technology. I work on the "Tech" in "FinTech".

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Experience

EquityMultiple
9 years

Chief Product Officer
October 2022 - Present (1 year 4 months)
New York, United States

Chief Technology Officer
February 2015 - September 2022 (7 years 8 months)
New York

Forbes Technology Council
Official Member
March 2017 - Present (6 years 11 months)
Greater New York City Area

Mission Capital Advisors
6 years 10 months

Chief Technology Officer
July 2016 - August 2017 (1 year 2 months)
Greater New York City Area

Vice President - Technology
November 2010 - July 2016 (5 years 9 months)
New York, NY

- Develop, plan, and implement long term, technology driven business
solutions.
- Align business leaders to best practices in application development, CRM,
and project management

- Oversight of development, configuration, maintenance, and integration of front & middle office technology solutions

Hispanic Information & Telecommunications Network
Director - Business & Information Systems
June 2009 - October 2010 (1 year 5 months)
Brooklyn, NY

Think Tech Labs
Consultant / Co-Founder
December 2007 - March 2009 (1 year 4 months)
New York, NY

Sungard Investran
Consultant
March 2007 - January 2008 (11 months)

Accenture
Analyst
February 2006 - March 2007 (1 year 2 months)

Education

Lehigh University
M.S., Computer Engineering · (2004 - 2006)

Lehigh University
B.S., Computer Engineering · (2000 - 2004)